Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in these consolidated financial statements. The consolidated financial statements of Caledonia Mining Corporation Plc (“Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on these financial statements.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2017 management evaluated the effectiveness of the Group’s internal control over financial reporting and concluded that such internal control over financial reporting was effective based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements have been audited by the Group’s independent auditor, KPMG Inc., in accordance with Canadian generally accepted auditing standards. The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2017 were approved by the Board of Directors and signed on its behalf on March 21, 2018.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer

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Caledonia Mining Corporation Plc

INDEPENDENT AUDITOR'S REPORT

To the shareholders of Caledonia Mining Corporation Plc

We have audited the accompanying consolidated financial statements of Caledonia Mining Corporation Plc, which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Caledonia Mining Corporation Plc as at December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for each of the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG Inc.

Chartered Accountants

85 Empire road

Parktown

Johannesburg

South Africa

March 21, 2018

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Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(In thousands of United States Dollars, unless indicated otherwise)
For the years endedDecember 31	Notes	2017	2016

Revenue		69,762	61,992
Less: Royalties		(3,498)	(2,923)
Production costs	8	(36,180)	(32,086)
Depreciation	15	(3,763)	(3,491)
Gross profit		26,321	23,492
Other income	9	2,594	1,330
Other expenses	10	(195)	(55)
Administrative expenses	12	(5,911)	(7,263)
Equity-settled share-based expense	23.1	(835)	(170)
Cash-settled share-based expense	23.2	(976)	(618)
Sale of Blanket Mine treasury bills	11	-	3,202
Net foreign exchange loss		(380)	(505)
Loss on settlement of hedge		-	(435)
Operating profit		20,618	18,978
Finance income	13	38	16
Finance cost	13	(69)	(192)
Profit before tax		20,587	18,802
Tax expense	14	(8,691)	(7,717)
Profit for the year		11,896	11,085
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		373	262
Total comprehensive income for the year		12,269	11,347

Profit attributable to:
Owners of the Company		9,384	8,526
Non-controlling interests		2,512	2,559
Profit for the year		11,896	11,085
Total comprehensive income attributable to:
Owners of the Company		9,757	8,788
Non-controlling interests		2,512	2,559
Total comprehensive income for the year		12,269	11,347

Earnings per share
Basic earnings -per share ($)	21	0.86	0.79
Diluted earnings - per share ($)	21	0.86	0.79

The accompanying notes on page 7 to 58 are an integral part of these consolidated financial statements.

Signed on behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

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Caledonia Mining Corporation Plc

Consolidated statements of financial position

(In thousands of United States Dollars, unless indicated otherwise)

	Notes
As at 31December		2017	2016
Assets
Property, plant and equipment	15	82,078	64,873
Deferred tax asset	14	65	44
Total non-current assets		82,143	64,917

Inventories	16	9,175	7,222
Prepayments		709	810
Trade and other receivables	17	4,962	3,425
Cash and cash equivalents	18	13,067	14,335
Total current assets		27,913	25,792
Total assets		110,056	90,709

Equity and liabilities
Share capital	19	55,102	55,002
Reserves	20	143,452	142,374
Retained loss		(135,287)	(141,767)
Equity attributable to shareholders		63,267	55,609
Non-controlling interests	33	5,944	3,708
Total equity		69,211	59,317

Liabilities
Provisions	22	3,797	3,456
Deferred tax liability	14	19,620	15,909
Long-term portion of term loan facility	24	-	1,577
Cash-settled share-based payments	23.2	1,826	618
Total non-current liabilities		25,243	21,560

Short-term portion of term loan facility	24	1,486	1,410
Trade and other payables	25	12,660	8,077
Income tax payable	14	1,145	345
Overdraft	18	311	-
Total current liabilities		15,602	9,832
Total liabilities		40,845	31,392
Total equity and liabilities		110,056	90,709

The accompanying notes on page 7 to 58 are an integral part of these consolidated financial statements.

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Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(In thousands of United States Dollars, unless indicated otherwise)

	Share capital	Foreign Currency Translation Reserve	Contributed Surplus	Equity- settled Share- based payment reserve	Retained Loss	Equity attributable to shareholders	Non- controlling interests (“NCI”)	Total Equity
Balance at January 1, 2016	54,569	(6,520)	132,591	15,871	(147,654)	48,857	1,504	50,361
Transactions with owners:
Equity settled share-based expense transactions	-	-	-	170	-	170	-	170
Shares issued – Option exercises (note 23.1)	433	-	-	-	-	433	-	433
Dividends paid	-	-	-	-	(2,639)	(2,639)	(355)	(2,994)
Total comprehensive income:
Profit for the year	-	-	-	-	8,526	8,526	2,559	11,085
Other comprehensive income for the year	-	262	-	-	-	262	-	262
Balance at December 31, 2016	55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Transactions with owners:
Equity-settled share-based expense transactions	-	-	-	705	-	705	130	835
Shares issued – Option exercises (note 23.1)	246	-	-	-	-	246	-	246
Shares repurchased (note 19)	(146)	-	-	-	-	(146)	-	(146)
Dividends paid	-	-	-	-	(2,904)	(2,904)	(406)	(3,310)
Total comprehensive income:
Profit for the year	-	-	-	-	9,384	9,384	2,512	11,896
Other comprehensive income for the year	-	373	-	-	-	373	-	373
Balance at December 31, 2017	55,102	(5,885)	132,591	16,746	(135,287)	63,267	5,944	69,211
Notes	19	20	20	23.1			33

The accompanying notes on page 7 to 58 are an integral part of these consolidated financial statements.

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Caledonia Mining Corporation Plc

Consolidated Statements of cash flows

For the years ended  December 31

(In thousands of United States Dollars, unless indicated otherwise)

	Note	2017	2016

Cash flows from operating activities	26	28,885	25,671
Interest received		38	16
Interest paid		(199)	(210)
Tax paid	14	(4,212)	(2,466)
Net cash from operating activities		24,512	23,011

Cash flows from investing activities
Acquisition of property, plant and equipment		(21,639)	(19,885)
Proceeds from sale of property, plant and equipment		-	3
Net cash used in investing activities		(21,639)	(19,882)

Cash flows from financing activities
Dividends paid		(3,310)	(2,994)
Term loan repayments		(1,500)	-
Term loan proceeds		-	3,000
Term loan transaction costs		-	(73)
Proceeds from issue of share capital		246	433
Share repurchase cost		(146)	-
Net cash (used in)/from financing activities		(4,710)	366

Net (decrease)/increase in cash and cash equivalents		(1,837)	3,495
Effect of exchange rate fluctuation on cash held		258	(40)
Cash and cash equivalents at beginning of year		14,335	10,880
Net cash and cash equivalents at year end	18	12,756	14,335

The accompanying notes on page 7 to 58 are an integral part of these consolidated financial statements.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is 3rd Floor, Weighbridge House, St Helier, Jersey, Channel Islands. These consolidated financial statements of the Group as at and for the years ended December 31, 2017 and December 31, 2016 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depositary interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2	Basis for preparation

(i) Statement of compliance

The consolidated financial statements have been prepared on a going concern basis, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorised for issue by the Board of Directors on March 21, 2018.

(ii) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	equity-settled share-based payment arrangements measured at fair value on grant date;

•	cash-settled share-based payment arrangement measured at fair value on the grant and re-measurement dates; and

•	derivative financial instruments measured at fair value.

(iii) Functional currency

These consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements

In preparing these consolidated financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

(a)	Assumptions and estimation uncertainties

i)	Depreciation of Property, plant and equipment

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of resources with a high level of confidence, such additional resources, are included in the calculation of depreciation.

Other items of property, plant and equipment are depreciated as described in note 4(e)(iv) Useful lives.

(ii) Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during the course of operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth,

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)
(a)	Assumptions and estimation uncertainties (continued)
(ii)	Mineral reserves and resources (continued)

shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected;

•	continuity of mineralization between drill-hole intersections within recognized reefs; and

•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;
•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
•	future non-sustaining capital investment;
•	cut-off grade;
•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in a number of ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;
•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
•	decommissioning, site restoration and environmental provisions may change in ore reserves and resources which may affect expectations about the timing or cost of these activities.

iii)	Blanket mine’s indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of the Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant assumptions and estimates which are explained in Note 5.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

3.	Use of accounting assumptions, estimates and judgements (continued)
(a)	Assumptions and estimation uncertainties (continued)
iv)	Site restoration provisions

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2015 and a further internal assessment for additional areas of disturbance in 2016 and 2017. The restorations provision for Eersteling Gold Mining Company Limited was estimated based on an internal management assessment. Assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to provisions from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognized site rehabilitation provisions may be higher or lower than currently provided for (Refer to note 22).

v)	Exploration and evaluation (“E&E”) assets

The Group also makes assumptions and estimates regarding the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

vi)	Income taxes

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group records its best estimate of the tax liability including the related interest and penalties in the current tax provision. Management believes they have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities. In addition, the Group makes assumptions and estimates in recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilized or sufficient estimated taxable income against which the losses can be utilized.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)
(a)	Assumptions and estimation uncertainties (continued)
vii)	Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer notes 5 and 23.1) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant assumptions and estimates for estimating fair value for share-based payment transactions are disclosed in note 23.1.

Option pricing models require the input of assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Cash-settled share-based payment arrangements

The fair value of the amount payable to employees in respect of share-based awards which will be settled in cash is recognised as an expense with a corresponding increase in liabilities over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any changes in the fair value of the liability are recognised as an expense in profit or loss.

Additional information about significant assumptions and estimates used to determine the fair value of cash settled share-based payment transactions are disclosed in note 23.2.

viii)	Impairment

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various assumptions and estimates. Financial assets are also reviewed regularly for impairment.

3(b)	Judgements

Judgement is required when assessing whether an entity is controlled by the group or not. Controlled entities are consolidated. Further information is given in notes 4(a) and 5.

4	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)
(a)	Basis of consolidation

i)	Subsidiaries and structured entities

Subsidiaries and certain structured entities are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

ii)	Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related Non-controlling interests (“NCI”) and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iii)	Non-controlling interests

NCI are measured at their proportionate share of the carrying amounts of the acquiree’s identifiable net assets at fair value at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign currency

i)	Foreign operations

As stated in note 2(iii) the presentation currency of the Group is the United States Dollar. The functional currency of the Company and all its subsidiaries is the United States Dollar except for the South African subsidiaries that use the South African Rand (“ZAR”) as functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

•	assets and liabilities are translated using the exchange rate at period end; and
•	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)
(b)	Foreign currency (continued)
i)	Foreign operations (continued)

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in Other Comprehensive Income (“OCI”). If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss. When settlement occurs, settlement will not be regarded as a partial disposal and accordingly the foreign exchange gain or loss previously recognised in OCI is not reclassified to profit or loss/reallocated to NCI.

When the Group disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are reclassified to profit or loss. If the Group disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reattributed between controlling and non-controlling interests.

All resulting translation differences are reported in OCI and accumulated in the foreign currency translation reserve.

ii)	Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the functional currency (foreign currencies) of these Group entities are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)
(c)	Financial instruments
i)	Non-derivative financial assets

The Group initially recognises loans and receivables on the date that which they originate. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in transferred financial assets that is created or retained by the Group is recognised as a separate asset or liability.

The Group has the following non-derivative financial assets: trade and other receivables that includes cash and cash equivalents.

Loans and receivables

Loans and receivables include trade and other receivables and cash and cash equivalents.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at year end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)
(c)	Financial instruments (continued)
ii)	Non-derivative financial liabilities

Financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities consist of bank overdrafts, loans and borrowings and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

iii)	Derivative financial instruments

During 2016 the Group held derivative financial instruments to hedge its gold price exposure. Derivatives are recognised initially at fair value, attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. The Group does not hold derivatives that are classified as cash flow hedges, embedded derivatives or hedges that qualify as highly effective. Therefore, all changes in the fair value of derivative instruments are accounted for in profit or loss.

iv)	Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

(d)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)
(e)	Property, plant and equipment
i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

ii)	Exploration and evaluation assets

Exploration costs are capitalised as incurred, unless the exploration costs are related to speculative drilling on unestablished orebodies, general administrative or overhead costs associated with exploration drilling. The costs related to speculative drilling on unestablished orebodies, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under property, plant and equipment. Direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within Property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalized until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets.

iii)	Subsequent costs

The cost of replacing a part of an item of Property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)
(e)	Property, plant and equipment (continued)
iv)	Depreciation

Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. On commencement of commercial production, depreciation of mine development, infrastructure and other assets is calculated on the unit-of-production method using the estimated measured, indicated and inferred resources which are planned to be extracted in terms of Blanket’s life-of-mine plan (“LoMP”). Resources that are not included in the LoMP are not included in the calculation of depreciation.

For other categories, depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Inferred resources are included in the LoMP to the extent that there is a successful history of upgrading inferred resources. Blanket reports its resources inclusive of reserves. As a result, resources included in the LoMP and hence in the calculation of depreciation include material from measured, indicated and inferred resource classes as detailed below under the following types of resources:

•	Measured resources – all proven reserve blocks plus 50% of the remnant pillar blocks.
•	Indicated resources – all probable reserves plus indicated resources which occur within the mine extent as defined by the LoMP infrastructure.
•	Inferred resources – inferred resources (discounted by approximately 30%) that are well defined in terms of geometry (position, width, extent) falling within the planned infrastructure as per the LoMP.

In addition, inferred resources are included in the LoMP if it is expected that the inferred resources can be economically recovered in the future. Economic recovery is expected if a history can be proven that the recovered grade of the inferred resources exceeded the pay limit grade and when this trend can be expected in the future. Refer to note 15 for the evaluation of the pay limit.

Land is not depreciated.

The calculation of the units of production rate could be affected to the extent that actual production in the future is different from the current forecast production based on reserves and resources. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

These factors include:

•	changes in mineral reserves and resources;
•	differences between actual commodity prices ad commodity price assumptions;

•	unforeseen operational issues at mine sites; and

•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)
(e)	Property, plant and equipment (continued)
iv)	Depreciation (continued)

Useful lives

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years (2016: 10 to 15 years);
•	plant and equipment 10 years (2016: 10 years);

•	fixtures and fittings including computers 4 to 10 years (2016: 4 to 10 years);

•	motor vehicles 4 years (2016: 4 years); and

•	mine development, infrastructure and other assets in production, units-of-production method.

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(f)	Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Gold in process is measured at the lower of cost and net realisable value. The cost of gold in process includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(g)	Impairment

i)	Non-derivative financial assets (including receivables)

A financial asset not classified as fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A non-derivative financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the absence or disappearance of an active market for a bond or other security. The Group considers evidence of impairment for receivables at both the specific asset and collective level. All individually significant receivables are assessed for specific impairment. All individually significant receivables found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Receivables that are not individually significant are collectively assessed for impairment by grouping together receivables with similar risk characteristics. An impairment loss in respect of a non-derivative financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)
(g)	Impairment (continued)
i)	Non-derivative financial assets (including receivables) (continued)

Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a CGU to which a corporate asset is allocated may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

iii)	Impairment of exploration and evaluation (“E&E”) assets

The test for impairment of E&E assets, included in Mineral properties not depreciated, can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are specific impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are required in the event that the circumstances that resulted in impairment have changed.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)
(g)	Impairment
iii)	Impairment of exploration and evaluation (“E&E”) assets (continued)

E&E assets are only assessed for impairment when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.

•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned.

•	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.

•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

(h)	Employee benefits

i)	Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

(I)	Share-based payment transactions

i)	Equity-settled share-based payments to employees and directors

The grant date fair value of equity-settled share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

Where the terms and conditions of equity-settled share-based payments are modified, the increase in the fair value, measured immediately before and after the modification date, is charged to profit or loss over the

20

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)
(I)	Share-based payment transactions (continued)
i)	Equity-settled share-based payments to employees and directors remaining vesting period or immediately for vested awards. Similarly where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss. Additional information about significant judgements, estimates and the assumptions used in the quantifying of the equity-settled share-based payment transactions and modification are disclosed in note 23.1.

ii)	Cash-settled share-based payments to employees and directors

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards are re-measured with a corresponding adjustment to profit or loss. The method of calculating the fair value of the cash-settled share-based payments changed during quarter 1 of 2017 from the intrinsic valuation method to the Black-Scholes method. The Black-Scholes method includes the effect of share volatility in calculating the fair value of the share-based payment awards. The change was applied prospectively and did not have a significant effect on the liability value. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share-based payment transactions are disclosed in note 23.2.

(j)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. The unwinding of the discount is recognised as finance cost.

(k)	Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of these assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Future rehabilitation costs are discounted using a pre-tax risk free rate that reflects the time-value of money. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. Changes resulting from an increased footprint due to gold production are charged to profit or loss for the year. The cost of on-going current programs to prevent and control pollution is charged against profit or loss as incurred.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)
(l)	Revenue

Revenue from the sale of precious metals is recognized when the metal is accepted at the refinery, risk and benefits of ownership are transferred and when the receipt of proceeds are substantially assured. Revenue is measured at the fair value of the receivable at the date of the transaction.

(m)	Government grants

The Company recognises an unconditional government grant related to gold proceeds in profit or loss as other income when the grant becomes receivable. Government grants are initially recognised as deferred income at fair value if there is reasonable assurance that they will be received.

(n)	Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on loans and borrowings and also include commitment costs on overdraft facilities. Finance costs is recognised in profit or loss using the effective interest rate method and excludes borrowing costs capitalised.

(o)	Income tax

Tax expense comprises current and deferred tax. Current tax and deferred tax expense are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

(p)	Current tax

Current tax is the tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax also includes withholding tax on management fees and dividends paid between companies within the Group.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

4	Significant accounting policies (continued)
(q)	Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(r)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 21) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

(s)	Borrowing cost

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred and recognised as finance costs.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

(t)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/Interpretation	Effective date and expected adoption date*
IFRS 15

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”). IFRS 15 replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue”, IFRIC 13 “Customer Loyalty Programmes”, IFRIC 15 “Agreements for the Construction of Real Estate”, IFRIC 18 “Transfer of Assets from Customers” and SIC 31 “Revenue – Barter Transactions Involving Advertising Services”, and is effective for annual periods beginning on or after January 1, 2018.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Group will adopt IFRS 15 for the annual period beginning January 1, 2018 using the modified retrospective approach.

The Group has completed its assessment of the impact of IFRS 15 and concluded that the new standard will have no impact on the consolidated financial statements.

January 1, 2018
IFRS 9

In July 2014, the IASB issued the final version of IFRS 9 “Financial Instruments” (“IFRS 9”), which replaces IAS 39 “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Group will adopt IFRS 9 for the annual period beginning January 1, 2018 on a retrospective basis, using certain available transitional provisions.

IFRS 9 provides a revised model for classification and measurement of financial assets, including a new “expected credit loss” (ECL) impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Group has performed a preliminary assessment and expects no material result on the Group’s financial statements.

January 1, 2018

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

Standard/Interpretation	Effective date and expected adoption date*
IFRS 16

In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”), which replaces IAS 17 “Leases”. The standard is effective for annual periods beginning on or after January 1, 2019, and permits early adoption, provided IFRS 15 has been applied, or is applied at the same date as IFRS 16.

IFRS 16 requires lessees to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense.

The Group will adopt IFRS 16 for the annual period beginning January 1, 2019. The Group has performed a preliminary assessment and expects no significant effect on the results.

January 1, 2019
IFRIC 22

In December 2016, the IASB issued IFRIC Interpretation 22 “Foreign Currency Transactions and Advance Consideration” (“IFRIC 22”). IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018, and permits early adoption.

IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of the advance consideration.

The Group will adopt IFRIC 22 in its financial statements for the annual period beginning January 1, 2018 on a prospective basis.

The Group has completed its assessment of the impact of IFRIC 22 and does not expect the interpretation to have a material impact on the consolidated financial statements.

January 1, 2018

* Annual periods ending on or after

25

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Blanket Mine for a transactional value of $30.09 million. Pursuant to the above, the Group entered into agreements with each Indigenisation Shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine as follows:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective Indigenous Shareholders. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by

Blanket Mine. Subsequent to the Indigenisation Transaction the facilitation loans relating to the Group were transferred as a dividend in specie to wholly-owned subsidiaries in the Group.

Accounting treatment

The directors of Caledonia Holding Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed an assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine and accounted for the transaction as follows:

•	Non-controlling interests (NCI) are recognised on the portion of shareholding upon which dividends declared by Blanket Mine accrue unconditionally to equity holders as follows:
-	20% of the 16% shareholding of NIEEF;
-	20% of the 15% shareholding of Fremiro; and
-	100% of the 10% shareholding of the Community Trust.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

•	This effectively means that NCI is recognised at Blanket Mine level at 16.2% of the net assets.
•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2017 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
•	The transaction with the BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
•	The Employee Trust and BETS are structured entities which are effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Amendments to the facilitation and advanced dividend loan agreements

Interest modification

On June 23, 2017, the Group, Blanket Mine and the Indigenous Shareholders of Blanket Mine reached agreement to change the interest terms of the facilitation and advanced dividend loan agreements. The agreements changed the interest rate from the previously agreed 12 month LIBOR + 10% to the lower of a fixed 7.25% per annum, payable quarterly or 80% of the Blanket Mine dividend in the quarter. The modification was considered beneficial to the Indigenous Shareholders and gave rise to an equity-settled share based expense of $806 on June 23, 2017 when all parties reached agreement to modify the interest charged. It was agreed that the interest change was to be applied to the facilitation and advanced dividend loan balances from January 1, 2017. The assumptions and methodologies used to quantify the equity-settled share-based payment expense relating to the beneficial interest modification are detailed in note 23.1.

Dividend and interest moratorium

Blanket Mine suspended dividend payments from January 1, 2015 until August 1, 2016 to facilitate capital expenditure on the Blanket Mine investment programme. As a result the repayments of facilitation loans by the Indigenous Shareholders were also suspended. A moratorium was placed on the interest of the facilitation and advanced dividend loans until such time as dividends resumed. Due to the suspension of dividends and the moratorium on interest, no repayments were made or interest accumulated from December 31, 2014 until July 31, 2016. The dividends and interest resumed on August 1, 2016, when Blanket Mine declared a dividend. The amendment was not considered beneficial to the Indigenous shareholders.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket’s indigenisation shareholding percentages and facilitation loan balances

				Balance of facilitation loan #
USD 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Dec, 31, 2017	Dec, 31 2016
NIEEF	16%	3.2%	12.8%	11,879	11,990
Fremiro	15%	3.0%	12.0%	11,504	11,682
Community Trust	10%	10.0%	-	-	-
BETS	10%	- *	- *	7,669	7,788
	51%	16.2%	24.8%	31,052	31,460

The balance on the facilitation loans is reconciled as follows:

Balance at January 1, 2016	31,336
Interest accrued	1,359
Dividends used to repay loans	(1,235)
Balance at December 31, 2016	31,460
Interest accrued	1,136
Dividends used to repay loans	(1,544)
Balance at December 31, 2017	31,052

*The shares held by BETS are effectively treated as treasury shares (see above). The BETS facilitation loan earnings are accounted for under IAS19 Employee Benefits as an employee charge under Production cost.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

28

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to an advance dividend arrangements with NIEEF and the Community Trust as follows:

Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 has been settled through Blanket Mine dividend repayments in fiscal 2014.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends.

The movement in the advance dividend loan to the Community trust is reconciled as follows:

Total

Balance at January 1, 2016	3,237
Interest accrued	133
Dividends used to repay advance dividends	(370)
Balance at December 31, 2016	3,000
Interest accrued	104
Dividends used to repay advance dividends	(500)
Balance at December 31, 2017	2,604

29

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

6	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk (refer note 27)

•	Interest rate risk (refer note 27)

•	Credit risk (refer note 27)

•	Liquidity risk (refer note 27)

•	Market risk (refer note 27)

This note and note 27 presents information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy. The fair value of the Group’s financial instruments approximates their carrying value due to the short period to maturity. The types of risk exposure and the way in which such exposures are managed are described below:

(a)	Currency risk

The Group is exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk.

(b)	Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility and term loan. Management’s policy is to invest cash in financial institutions with an investment grade credit-rating. The Group has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.

(c)	Credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity Printers and Refiners in Zimbabwe during the year. The payment terms stipulated in the service delivery contract were adhered to in all circumstances.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

6	Financial risk management (continued)

(d)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group manages its liquidity risk by ensuring that there is sufficient cash to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

(e)	Market risk

Market risk is the risk that changes in the gold price will affect the group’s profitability. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns.

7	Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interests.

	2017	2016

Total equity	69,211	59,317

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders and accommodate any rehabilitation provisions and to pursue growth opportunities. As at December 31, 2017, the Group is not subject to externally imposed capital requirements other than the term loan which is secured by a notarial bond over moveable assets (refer notes 15 and 24) and there has been no change with respect to the overall capital risk management strategy.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

8	Production costs

	2017	2016

Salaries and wages	13,440	12,206
Cash-settled share-based payments (note 23.2)	311	-
Consumable materials	18,617	16,291
Site restoration	58	32
Pre-feasibility exploration cost	410	408
Safety	323	221
On mine administration	3,004	2,898
Other production cost	17	30
	36,180	32,086

9	Other income

	2017	2016
Government grant – Gold sale export incentive	2,446	1,104
Other	148	226
	2,594	1,330

Government grant – Gold sale export incentive

From May, 2016 the Reserve Bank of Zimbabwe announced an export incentive on the gold proceeds received for all large scale gold mine producers. For fiscal 2017, Blanket was awarded an increased export incentive of 3.5% from the previous 2.5% on all proceeds for gold sold to Fidelity Printers and Refiners Limited. All incentives granted by the Zimbabwean government were included in other income when determined receivable.

10	Other expenses

	2017	2016
Impairment provision - 2016 royalty rebate (note 17)	181	-
Other	14	55
	195	55

11	Sale of Blanket Mine treasury bills

On May 16, 2016 the Company announced that Blanket Mine had sold treasury bills (“Bills”) issued by the Government of Zimbabwe for a gross value of approximately $3,202. The Bills were issued to Blanket in 2015 which replaced the Special Tradeable Gold Bonds (“Bonds”) which were issued to Blanket in 2009 as part consideration for gold sales that were made by Blanket in 2008 under the terms of the sales mechanism that existed at that time for Zimbabwean gold producers. The Bonds were carried at a fair value of nil in previous years.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

12	Administrative expense

	2017	2016

Investor relations	541	543
Audit fee	231	267
Advisory services fee	684	2,266
Listing fees	402	328
Directors fees company	247	211
Directors fees Blanket	40	48
Employee costs	2,781	2,803
Office costs - Zambia	-	17
Other office administration costs	444	185
Travel costs	399	484
Eersteling Gold Mine administration costs	142	111
	5,911	7,263

13	Finance income and finance costs

Finance income	2017	2016

Interest received – Bank	38	16

Finance cost

Interest paid – Term loan	155	103
Interest paid – Capitalised to Property, plant and equipment (note 15)	(155)	(103)
Unwinding of rehabilitation provision	25	25
Finance charges – Overdraft	44	167
	69	192

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

14	Tax expense
	2017	2016
Tax recognised in profit or loss

Current tax	4,995	3,106
Income tax– current year	3,702	2,414
Income tax – Prior year under/(over) provision	71	49
Withholding tax expense	1,222	643

Deferred tax expense	3,696	4,611
Origination and reversal of temporary differences	3,696	4,611

Tax expense – recognised in profit or loss	8,691	7,717

Tax recognised in other comprehensive income
Income tax - current year	-	-
Tax expense	8,691	7,717

Unrecognised deferred tax assets

	2017	2016

Tax losses carried forward	5,105	4,989

Taxable losses do not expire for the entities incurring taxable losses within the group. Tax losses carried forward relate to Greenstone Management Services Holdings Limited (UK) and Eersteling Gold Mine Limited. Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

34

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

14	Tax expense (continued)

Reconciliation of tax rate

	2017	2016
Profit for the year	11,896	11,085
Total tax expense	8,691	7,717
Profit before tax	20,587	18,802

Income tax at Company's domestic tax rate (1)	-	-
Tax rate differences in foreign jurisdictions	6,546	6,293
Management fee – non-deductible withholding tax portion	427	427
Management fee – Withholding tax on deemed dividend portion (2)	538	-
Management fee – non-deductible income tax portion (2)	925	-
Withholding tax on intercompany dividend	90	49
Non-deductible royalty expenses	901	753
Other non-deductible expenditure	107	64
Export incentive income credit 2016 (3)	(284)	-
Export incentive income exemption 2017 (3)	(630)	-
Change in tax estimate	(45)	49
Change in unrecognized deferred tax assets	116	82
Tax expense - recognised in profit or loss	8,691	7,717

(1) Enacted tax rate in Jersey, Channel Islands is 0% (2016:0%)

(2) Zimbabwean tax legislation changed during 2017 that gave rise to an additional 15% withholding tax on a portion of the intercompany management fee considered to be a deemed dividend. The new legislation resulted in this portion of the management fee being not deductible for income tax purposes in Zimbabwe from January 1, 2017.

(3) On March 23, 2017, the Zimbabwean revenue authority enacted a new finance act that provided for the export incentive income to be tax exempt. The 2018 finance bill indicated that the export incentive income will be tax exempt from June 1, 2016. The new finance bill resulted in an income tax credit being applied in the 2017 income tax calculation giving rise to a credit for the export incentive income of 2016.

Tax paid	2017	2016

Net income tax (payable)/receivable at January 1	(345)	344
Current tax expense	(4,995)	(3,106)
Foreign currency movement	(17)	(49)
Tax paid	4,212	2,466
Net income tax payable at December 31	(1,145)	(345)

35

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

14	Tax expense (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2017	2016	2017	2016	*2017	*2016

Property, plant and equipment	-	-	(20,985)	(17,092)	(20,985)	(17,092)
Allowance for obsolete stock	35	12	-	-	35	12
Prepayments	-	-	(4)	(3)	(4)	(3)
Unrealised foreign exchange	97	-	-	-	97	-
Share based payments	12	-	-	-	12	-
Provisions	1,290	1,218	-	-	1,290	1,218
Tax assets/ (liabilities)	1,434	1,230	(20,989)	(17,095)	(19,555)	(15,865)

* The deferred tax liability consists of a deferred tax asset of $65 (2016: $44) from the South African operations and a deferred tax liability of $19,620 (2016: $15,909) due to the Zimbabwean operations. The amounts are in different tax jurisdictions and cannot offset. The amounts are presented as a Non-current asset and a Non-current liability in the Statement of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2017	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2017
Property, plant and equipment	(17,092)	(3,893)	-	(20,985)
Allowance for obsolete stock	12	23	-	35
Prepayments	(3)	(1)	-	(4)
Unrealised foreign exchange	-	97	-	97
Share based payments	-	12	-	12
Provisions	1,218	66	6	1,290
Total	(15,865)	(3,696)	6	(19,555)

	Balance January 1, 2016	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2016
Property, plant and equipment	(12,988)	(4,104)	-	(17,092)
Allowance for obsolete stock	-	12	-	12
Prepayments	(3)	2	(2)	(3)
Provisions	733	477	8	1,218
Assessed loss recognised	998	(998)	-	-
Total	(11,260)	(4,611)	6	(15,865)

36

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

15	Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total

Cost
Balance at January 1, 2016	7,989	31,158	6,224	20,626	1,277	2,069	69,343
Additions **	-	*17,545	739	572	73	230	19,159
Disposals and scrappings	-	-	-	-	(502)	(55)	(557)
Reallocations between asset classes	361	(3,699)	-	3,338	-	-	-
Foreign exchange movement	17	74	4	-	28	11	134
Balance at December 31, 2016	8,367	45,078	6,967	24,536	876	2,255	88,079

Balance at January 1, 2017	8,367	45,078	6,967	24,536	876	2,255	88,079
Additions**	-	*17,464	-	3,377	36	72	20,949
Impairments	-	-	-	(12)	-	-	(12)
Disposals and scrappings	-	-	-	-	-	(2)	(2)
Reallocations between asset classes	1,051	(1,051)	-	(20)	20	-	-
Foreign exchange movement	16	7	-	-	11	4	38
Balance at December 31, 2017	9,434	61,498	6,967	27,881	943	2,329	109,052

There are commitments to purchase plant and equipment totalling $2,125 (2016: $2,122) at year end.

* Included in additions to mine development, infrastructure and other assets is an amount of $218 (2016: $557) relating to rehabilitation asset capitalised refer note 22.

** Included in additions is an amount of $19,556 (2016: $17,731) relating to capital work in progress (“CWIP”) and contains $155 (2016:$ 103) of borrowing costs capitalized from the term loan. As at year end $48,943 of CWIP was included in the closing balance (2016: $34,086).

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

15	Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses
Balance at January 1, 2016	2,321	3,781	-	11,524	996	1,503	20,125
Disposals and scrappings	-	-	-	-	(502)	(8)	(510)
Impairments	-	-	-	-	20	-	20
Depreciation for the year	629	699	-	1,705	106	352	3,491
Foreign exchange movement	-	61	-	-	22	(3)	80
Balance at December 31, 2016	2,950	4,541	-	13,229	642	1,844	23,206

Balance at January 1, 2017	2,950	4,541	-	13,229	642	1,844	23,206
Depreciation for the year	686	631	-	2,153	115	178	3,763
Foreign exchange movement	-	-	-	-	4	1	5
Balance at December 31, 2017	3,636	5,172	-	15,382	761	2,023	26,974

Carrying amounts
At December 31, 2016	5,417	40,537	6,967	11,307	234	411	64,873
At December 31, 2017	5,798	56,326	6,967	12,499	182	306	82,078

38

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

15	Property, plant and equipment (continued)

Economic recovery

Items of Property, plant and equipment depreciated over the LoMP are depreciated inclusive of inferred resources included in the LoMP. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2016. The pay limit has ranged from 2.3 g/t in 2008 to 1.9 g/t in 2017 while the recovered grade has ranged from 4.0 g/t to 3.42 g/t over the period. All-in-sustaining-cost* has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

* All-in sustaining cost (“AISC”) per ounce, is calculated as the on-mine cost per ounce to produce gold (which includes production costs before intercompany eliminations and exploration costs) plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP less silver by-product revenue and the export incentive credit

16	Inventories

	2017	2016

Consumable stores	8,776	6,884
Gold in process	399	338
	9,175	7,222

Consumables stores are disclosed net of any write downs or provisions for obsolete items, which amounted to $894 (2016: $862).

17	Trade and other receivables

	2017	2016

Bullion revenue receivable	1,386	1,059
VAT receivables	2,947	1,901
Deposits for stores and equipment and other receivables	629	465
	4,962	3,425

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 6 and 27.

During 2016 Blanket mine obtained a reduced royalty award of $181 for all incremental gold production in 2016. A receivable was recognised for the royalty amount overpaid to the revenue authorities in 2016 based on the pre-award rate. Due to the reduced royalty amount being outstanding as at December 31, 2017 and at the approval date of these financial statements an impairment provision of $181 (2016: Nil) was raised against the receivable.

39

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

18	Cash and cash equivalents

	2017	2016

Bank balances	13,067	14,335
Cash and cash equivalents in the statement of financial position	13,067	14,335
Bank overdrafts used for cash management purposes	(311)	-
Net cash and cash equivalents at year end	12,756	14,335

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 27.

Blanket Mine arranged an unsecured bank overdraft facility of $4,000 of which $311 (2016; Nil) was utilised at December 31, 2017. The overdraft facility bears interest at 6.5% per annum, 4.65% above the base rate. The facility is repayable on demand.

19	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

	Number of fully paid shares*	Amount
Issued ordinary shares
December 31, 2015	10,510,232	54,569
Issued during the year	141,704	433
December 31, 2016	10,651,936	55,002
Share repurchased	(118,063)	(146)
Issued during the year	69,280	246
December 31, 2017	10,603,153	55,102

* Amounts stated after the 1:5 share consolidation

Share consolidation and repurchase

At the Company’s annual general meeting of shareholders held on June 19, 2017 resolutions were passed, amongst others, which:

(a)	authorised the consolidation of the Company’s share capital on the basis of 1 share for every 100 shares held;
(b)	approved the repurchase of fractions of shares created by the consolidation which were held by shareholders with fewer than 100 shares prior to the consolidation at a price of CAD1.664 per pre-consolidation share held;

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

19	Share capital (continued)

(c)	authorised the division of the consolidated shares immediately following the steps above on the basis of 20 shares for every 1 share; and
(d)	approved the repurchase of fractions of shares remaining following the steps above at the same price as at (b) payments made for repurchases pursuant to (b) and (d) were subject to a minimum with the Company being entitled to retain amounts of GBP5 or less.

The combined effect of the above steps which was effected on June 26, 2017 was an effective consolidation of the company’s shares on the basis of 1 share for every 5 shares previously held, the repurchase and cancellation of all shareholdings of fewer than 100 shares before the implementation of the 1 for 100 consolidation and the repurchase and cancellation of all remaining fractions following the 20 for 1 division. This resulted in an effective repurchase of 118,063 shares at a cost of $146 and a reduction in the number of issued shares of 42,135,492 shares arising from the consolidation.

The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. The Company has no preference shares in issue.

20	Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans and equity instruments issued to Blanket’s indigenisation shareholders under Blanket’s Indigenisation Transaction (refer Note 5).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 so as to be able to commence dividend payments.

Reserves

	2017	2016
Foreign currency translation reserve	(5,885)	(6,258)
Equity-settled share-based payment reserve (Note 23.1)	16,746	16,041
Contributed surplus	132,591	132,591
Total	143,452	142,374

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

21	Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the year ended December 31, 2017 was based on the adjusted profit attributable to shareholders of $9,174 (2016: $8,288), and a weighted average number of shares outstanding of 10,607,882 (2016: 10,457,242).

Weighted average number of shares

(In number of shares)	Note	2017	2016

Issued shares at beginning of year	19	52,787,428	52,078,908
Share consolidation (note 19)		(42,135,492)	(41,663,126)
Issued shares post consolidation		10,651,936	10,415,782
Weighted average shares repurchased		(60,978)	-
Weighted average shares issued		16,924	41,460
Weighted average number of shares at December 31		10,607,882	10,457,242

	2017	2016
Profit attributable to shareholders	9,384	8,526
Blanket Mine Employee Trust Adjustment	(210)	(238)
Adjusted profit attributable to shareholders	9,174	8,288
Basic earnings per share - $	0.86	0.79

•	Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.
•	Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine’s Indigenisation shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any.

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

21	Earnings per share (continued)

The interest of NIEEF and Fremiro shareholding were anti-dilutive in the current and prior year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to shareholders. The calculation of diluted earnings per share at December 31, 2017 was based on the adjusted profit attributable to shareholders of $9,174 (2016: $8,288), and a weighted average number of shares and potentially dilutive shares outstanding of 10,617,504 (2016: 10,480,691), calculated as follows:

Weighted average number of shares (In number of shares)	2017	2016

Weighted average shares at December 31	10,607,882	10,457,242
Effect of dilutive options	9,622	23,449
Weighted average number of shares (diluted) at December 31	10,617,504	10,480,691
Diluted earnings per share - $	0.86	0.79

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 18,378 (2016: 68,795), were excluded from the dilutive earnings per share calculation as these options were anti-dilutive. The quantity of options outstanding as at year end that were out of the money and that had an anti-dilutive effect amounted to 5,000 (2016: 18,000) options.

22	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. In the case of Blanket Mine the costs of site restoration are discounted based on the estimated life of mine. The Eersteling mine is under care and maintenance and the provision is not discounted. Site restoration costs at Blanket mine are capitalised to mineral properties depreciated at initial recognition and amortised systematically over the estimated life of the mine for costs relating to the decommissioning of property, plant and equipment.

Reconciliation of site restoration provision	2017	2016
Balance at January 1	3,456	2,762
Foreign exchange movement	62	80
Unwinding of discount	25	25
Rehabilitation performed	(22)	-
Change in estimate during the year
- adjusted through profit or loss	58	32
- adjustment capitalised in Property, plant and equipment	218	557
Balance at December 31	3,797	3,456

43

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

22	Provisions (continued)

The discount rates currently applied in the calculation of the net present value of the Blanket mine provision is 0.64% (2016: 0.86%), based on a risk free rate and cash flows estimated at 0% inflation (2016: 0%). The gross rehabilitation costs before discounting amounted to $3,354 (2016: $3,159) for Blanket mine and $669 (2016: $571) for Eersteling mine.

23.1	Equity-settled share-based expense

The Group has expensed the following Equity-settled share-based payment arrangements for the year ended December 31

	Note	2017	2016
Share option programmes	23.1 (a)	29	170
Facilitation and advanced dividend loan modification	23.1 (b)	806	-
		835	170

(a) Share option programmes

The Omnibus Equity Incentive Compensation Plan (“OEICP”) was established for grants after May 2015. Share options issued before May 2015 were issued in terms of the Rolling Stock Option Plan (“RSOP”), which was superseded by the OEICP. In accordance with the OEICP, options are granted at an exercise price equal to the greater of volume weighted average trading price for the five days prior to grant or the closing price on the day immediately prior to the date of grant. The options vest according to dates set at the discretion of the Compensation Committee of the Board of Directors at the date of grant. All outstanding option awards that have been granted, pursuant to the plan, vest immediately.

Terms and conditions of share option programmes

The maximum term of the options under the OEICP is 10 years and under the RSOP 5 years. The terms and conditions relating to the grant of options under the RSOP are that all options are to be settled by physical delivery of shares. Equity settled share based payments under the OEICP will also be settled by physical delivery of shares. Under both plans the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company.

At December 31, 2017, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	Canadian $
5,000	4.00	Oct 8, 2020
18,000	11.50	Oct 13, 2021
5,000	8.10	May 30, 2022
28,000

44

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

23.1	Equity-settled share-based expense (continued)

(a) Share option programmes (continued)

The continuity of the options granted, exercised, cancelled and expired under the Plan were as follows:

	Number of Options*	Weighted Avg. Exercise Price
		Canadian $*
Options outstanding and exercisable at December 31, 2015	448,184	5.40
Expired or forfeited	(232,200)	6.50
Granted	18,000	11.50
Exercised	(141,704)	4.15
Options outstanding and exercisable at December 31, 2016	92,280	5.85
Granted	5,000	8.10
Exercised	(69,280)	4.50
Options outstanding and exercisable at December 31, 2017	28,000	9.55

* Amounts stated after the 1:5 share consolidation, refer note 19.

The weighted average remaining contractual life of the outstanding options is 3.72 years (2016: 3.08 years).

Inputs for measurement of grant date fair values

The fair value of share-based payments noted above was estimated using the Black-Scholes Option Pricing Model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. The following assumptions were used in determining the fair value of the options:

Options granted	* 5,000	*18,000
Grant date	May 30, 2017	October 13, 2016
Risk-free interest rate	2.40%	0.53%
Expected stock price volatility (based on historical volatility)	118%	119%
Expected option life in years	3	5
Exercise price	* CAD 8.10	* CAD 11.50
Share price at grant date	* CAD 8.10	* CAD 11.50
Fair value at grant date	* USD 5.81	* USD 9.45

On May 30, 2017 a grant of 5,000 share options was made to Mr. J Staiger, who provides investor relations services in continental Europe for the Company. The exercise price was determined as the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience. The share based payment expense relating to the grant amounted to $29.

* Amounts stated after the 1:5 share consolidation, refer note 19.

45

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

23.1	Equity-settled share-based expense (continued)

(b) Facilitation and advance dividend loan modification

On June 23, 2017, the Group, Blanket Mine and the Indigenous Shareholders reached agreement to change the interest rate on the facilitation and advanced dividend loans from the previously agreed 12 month LIBOR + 10% to the lower of a fixed rate of 7.25% per annum, payable quarterly or 80% of the dividends paid in the financial quarter. The modification was beneficial to the Indigenisation Shareholders and resulted in an equity-settled share-based payment expense of $806. The Monte Carlo simulation approach was followed to value the fair value of the Indigenisation Shareholders’ equity before and after the modification date. The fair value of the Indigenisation Shareholders’ equity was based on simulating the future Blanket Mine dividend yields.

The following assumptions were used in determining modification of the expense:

Modification date	June 23, 2017
Blanket Mine dividend yield	23.70% - 89.88%
Risk free interest rate	USD swap curve
Group market capitalisation at grant date ($’000)	USD 68,436

23.2	Cash-settled share-based expense

The Group has expensed the following Cash-settled share-based payment arrangements for the year ended December 31

	Note	2017	2016
Restricted Share units and Performance Share Units	23.2 (a)	853	618
Caledonia Mining South Africa employee incentive scheme	23.2 (b)	123	-
		976	618

(a) Restricted Share units and Performance Share Units

Certain key management members were granted Restricted Share units (“RSU’s”) and Performance Share Units (” PSU’s”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSU’s and PSU’s were granted and approved by the Compensation Committee of the Board of Directors.

The RSU’s will vest three years after grant date given that the service condition of the relevant employees are fulfilled. The value of the vested RSU’s will be the number of RSU’s vested multiplied by the fair market value of the Company’s shares, as specified by the plan, on date of settlement.

The PSU’s have a service condition and a performance period of three years. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates. The number of PSU’s that will vest will be the PSU granted multiplied by the Performance Multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

46

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

23.2	Cash-settled share-based expense (continued)

(a) Restricted Share units and Performance Share Units (continued)

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSU’s at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSU’s have rights to dividends only after they have vested.

The fair value of the RSU’s, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PSU’s, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 94% probability that the performance conditions will be met and therefore a 94% performance multiplier was used in calculating the estimated liability. The liability as at December 31, 2017 amounted to $1,782 (2016:$618). Included in the liability as at December 31, 2017 is an amount of $311 (2016:Nil) that was expensed and classified as production costs, refer note 8.

The following assumptions were used in estimating the fair value of the cash settled share-based payment liability on December 31:

	*2017		*2016
	RSUs	PSUs	RSUs	PSUs
Fair value (USD)	$7.37	$7.17	$5.50	$5.25
Share price (USD)	$7.37	$7.37	$5.50	$5.50
Performance multiplier percentage	-	94%	-	100%

Share units granted:

	RSUs	PSUs	RSUs	PSUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,965	43,871	10,967	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2017	4,443	17,774	-	-
RSU dividend reinvestments	7,324	-	3,505	-
Total awards at December 31	88,494	324,694	80,234	306,920

* Amounts are presented after the 1:5 share consolidation that took place on June 26, 2017. All fractional entitlements due to the share consolidation were rounded down.

(b) Caledonia Mining South Africa employee incentive scheme

In July, 2017 the Group granted 37,330 cash-settled share awards to certain employees based in South Africa. These cash-settled share awards will vest in 3 equal tranches on November 30, 2017, 2018 and 2019 subject to the employees fulfilling their service condition. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £5.10 at the reporting date. The liability relating to these cash-settled share based payment awards amounted to $44 (2016:Nil) and the expense amounted to $123 (2016:Nil) for the year ended December 31, 2017. 12,447 of the cash-settled share awards vested on November 30, 2017 and an amount of $79 was paid out to these employees.

47

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

24	Loans and borrowings

	2017	2016
Non-current portion of term loan facility	-	1,577
Current portion of term loan facility	1,486	1,410
	1,486	2,987

On October 19, 2016 Blanket Mine received $3 million in terms of a term facility with Barclays Bank of Zimbabwe Limited bearing interest at an interest rate of 7.25% per annum and an upfront arrangement fee of $73. The term facility will be paid back over 8 quarterly instalments of $375 starting January 19, 2017. The term facility is secured in terms of a general notarial bond registered over the moveable assets of Blanket Mine to the value of $3,000. The agreement also incorporates an endorsement by the insurer of these movable assets. The endorsement provides Barclays Bank of Zimbabwe Limited with the cession of the insurance cover on the movable assets against all risk insured.

At the inception of the loan the liability was recognised at its fair value plus transaction cost. The imputed finance costs on the liability was determined at an incremental borrowing rate of 7.25%. Finance costs are accounted for in note 13 on the effective interest rate method. The fair value of the term facility approximates the carrying amount as the market rate approximated the actual rate at year end.

25	Trade and other payables

	2017	2016

Trade payables	2,939	2,851
Electricity accrual	5,827	1,685
Audit fee	231	173
Other payables	584	343
Financial liabilities	9,581	5,052
VAT payable and other taxes	-	242
Production and management bonus accrual - Blanket Mine	789	1,156
Other employee benefits	552	123
Leave pay	1,738	1,504
Non-financial liabilities	3,079	3,025
Total	12,660	8,077

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6 and note 27.

48

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

26	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2017	2016
Profit for the year	11,896	11,085
Adjustments for:
Tax expense	8,691	7,717
Net finance cost	31	176
Loss on sale of Property, plant and equipment	2	44
Impairment of Property, plant and equipment	12	20
Foreign exchange gains on cash held	121	(105)
Site restoration	36	32
Cash-settled share-based payment expense	1,208	788
Equity-settled share-based payment expense	835	-
Depreciation	3,763	3,491
Allowance for obsolete stock	32	862
Provision for impairment – royalty rebate (note 17)	181	-
Cash generated by operations before working capital changes	26,808	24,110
Inventories	(1,975)	(1,990)
Prepayments	82	(99)
Trade and other receivables	(1,437)	555
Trade and other payables	5,407	3,095
Cash flows from operating activities	28,885	25,671

27	Financial instruments

i)	Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	December 31, 2017	December 31, 2016

Zimbabwe	2,015	1,523

Impairment losses

None of the trade and other receivables are past due at year-end other than the royalty rebate of 2016 (refer note 17). Trade and other receivables have a past history of payment shortly after year end and

49

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

27	Financial instruments

i)	Credit risk (continued)

management identified no factors at year end that could cause doubt about the credit quality or recoverability of the trade and other receivables.

ii)	Liquidity risk

The following are the contractual maturities of financial liabilities, including contractual interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities

December 31, 2017	Carrying amount	12 months or less	1-2 Years
Trade and other payables	9,581	9,581	-
Term loan facility	1,486	1,486	-
Overdraft	311	311	-
	11,378	11,378	-

December 31, 2016	Carrying amount	12 months or less	1-2 Years
Trade and other payables	5,052	5,052	-
Term loan facility	2,987	1,410	1,577
	8,039	6,462	1,577

iii)	Currency risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currency that it transacts in and the functional currency. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in US dollar in the Group’s consolidated financial statements.

The fluctuation of the US dollar in relation to other currencies that entities, within the Group, may transact in will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group predominantly maintains cash and cash equivalents in US Dollar to avoid foreign exchange exposure and to meet short-term liquidity requirements.

Sensitivity analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign

50

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

27	Financial instruments (continued)
iii)	Currency risk (continued)

currency. The table below indicates net monetary assets/(liabilities) in the group that have a different functional currency and foreign currency.

	2017 USD‘000		2016 USD‘000
	Functional currency		Functional currency
	ZAR	USD	ZAR	USD
Cash and cash equivalents	57	601	457	265
Trade and other payables	-	-	-	43
	57	601	457	308

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies, would have the following equal or opposite effect on profit or loss and equity for the group:

	2017 USD‘000		2016 USD’000
	Functional currency		Functional currency
	ZAR	USD	ZAR	USD
Cash and cash equivalents	3	30	23	13
Trade and other payables	-	-	-	2

iv)	Interest rate risk

The group's interest rate risk arises from Loans and borrowings, overdraft facility and cash held. The Loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarized as follows:

	2017	2016
Term loan	1,486	2,987
Cash and cash equivalents	12,756	14,335

51

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

27	Financial instruments (continued)
iii)	Interest rate risk (continued)

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis – Term loan	2017	2016

Increase by 100 basis points	(15)	(30)
Decrease by 100 basis points	15	30

Sensitivity analysis – Cash and cash equivalents	2017	2016
Increase by 100 basis points	128	143
Decrease by 100 basis points	(128)	(143)

v)	Market risk - Gold price

In February 2016, the Company entered into a derivative contract in respect of 15,000 ounces of gold over a period of 6 months and accordingly, the contract expired during the year. The contract protected the Company if the gold price fell below $1,050 per ounce but gave Caledonia full participation if the price of gold exceeded $1,079 per ounce. The derivative contract was entered into by the Company for economic hedging purposes and not as a speculative investment. The derivative contract resulted in a loss of $435 that was included in profit or loss. The Company settled the contract with the $435 margin call deposited at the inception of the hedge transaction. Blanket continued to sell all of its gold production to Fidelity Printers and Refiners Ltd (“Fidelity”), as required by Zimbabwean legislation, and received the spot price of gold less an early settlement discount of 1.25%.

As at December 31, 2017 no financial instruments were in place to manage the gold price risk.

28	Dividends

	2017	2016

Dividends paid to owners of the Company (Excluding NCI)	2,904	2,639

The quarterly dividend of 6,875 cents per share represents Caledonia’s current dividend policy.

29	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities of the Group arising from claims.

52

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

30	Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain mine managers are considered key management.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation. If this was triggered as at December 31, 2017 the severance payment would have amounted to $5,015 (2016: $4,646). A change in control would constitute:

•	the acquisition of more than 50% of the shares; or
•	the acquisition of right to exercise the majority of the voting rights of shares; or
•	the acquisition of the right to appoint the majority of the board of directors; or
•	the acquisition of more than 50% of the assets of the Group.

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2017	2016
Key management salaries and bonuses	2,041	2,033
Cash-settled share-based expense*	1,164	788
	3,205	2,821

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 23). Group entities are set out in note 31.

Refer to note 5 and note 33 for transactions with Non-controlling interests. Refer to note 32 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

* Amount inclusive of $311 of the cash settled share based payment that is classified as production costs.

53

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

31	Group entities

	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with Holding company
			2017	2016	2017	2016
Subsidiaries of the Company			%	%
Caledonia Holdings Zimbabwe (Private) Limited	USD	Zimbabwe	100	100	-	-
Caledonia Mining Services Limited	USD	Zimbabwe	100	100	-	-
Eersteling Gold Mining Company Limited	ZAR	South Africa	100	100	(12,956)	(12,793)
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	(941)	(87)
Greenstone Management Services Holdings Limited	USD	United Kingdom	100	100	20,879	13,527
Caledonia Holdings (Africa) Limited	USD	Barbados	100	100	-	-
Blanket (Barbados) Holdings Limited	USD	Barbados	100	100	-	-
Blanket Mine (1983) (Private) Limited(3)	USD	Zimbabwe	(2)49	(2)49	-	-
Blanket Employee Trust Services (Private) Limited (BETS) (1)	USD	Zimbabwe	-	-	-	-

(1)BETS and the Employee Trust are consolidated as structured entities.

(2)Refer to Note 5, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.

(3)Blanket has no subsidiary companies

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Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

32	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprise Caledonia Holdings Zimbabwe Limited and subsidiaries. The South Africa geographical segment comprise a gold mine, that is on care and maintenance, as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company and Greenstone Management Services Holdings Limited (UK) responsible for administrative functions within the group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Corporate and other reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments 2017	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	69,762	-	-	-	69,762
Inter-segmental revenue	-	15,247	(15,061)	(186)	-
Royalties	(3,498)	-	-	-	(3,498)
Production costs	(36,753)	(14,751)	15,324	-	(36,180)
Depreciation	(4,019)	(53)	309	-	(3,763)
Management fee*	(3,960)	3,960	-	-	-
Other income	2,358	205		31	2,594
Other expenses		(195)			(195)
Administrative expenses	(40)	(2,258)	-	(3,613)	(5,911)
Cash-settled share-based payment expense	(581)	-	-	(395)	(976)
Equity-settled share-based payment expense	(806)	-	-	(29)	(835)
Net Foreign exchange gain	(375)	207	-	(212)	(380)
Net finance cost	(69)	10	-	28	(31)
Profit before tax	22,019	2,372	572	(4,376)	20,587
Tax expense	(7,587)	(1,104)	-	-	(8,691)
Profit for the year	14,432	1,268	572	(4,376)	11,896

* Of the management fee $561 was receivable and payable at year end (2016: $641).

55

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

32	Operating Segments (continued)

Information about reportable segments 2017	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	20,368	2,766	(60)	4,839	27,913
Non-current (excluding intercompany)	82,798	381	(1,076)	40	82,143
Expenditure on property, plant and equipment	21,007	(7)	(51)	-	20,949
Intercompany balances	-	8,021	(58,087)	50,066	-

Geographic segment liabilities
Current (excluding intercompany)	(13,969)	(1,276)	-	(357)	(15,602)
Non-current (excluding intercompany)	(23,041)	(714)	293	(1,781)	(25,243)
Intercompany balances	(2,720)	(32,724)	58,087	(22,643)	-

Information about reportable segments 2016	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	61,992	-	-	-	61,992
Inter-segmental revenue	-	11,873	(11,348)	(525)	-
Royalties	(2,923)	-	-	-	(2,923)
Production costs	(33,081)	(10,185)	11,180	-	(32,086)
Depreciation	(3,733)	(47)	289	-	(3,491)
Management fee	(3,960)	3,960	-	-	-
Other income	1,194	16	-	120	1,330
Other expenses	(55)	-	-	-	(55)
Administrative expenses	(128)	(3,119)	674	(4,690)	(7,263)
Share-based payment expenses	(342)	(106)	-	(340)	(788)
Net Foreign exchange gain	2	(529)	-	22	(505)
Margin call on hedge	-	-	-	(435)	(435)
Net finance cost	(191)	15	-	-	(176)
Sale of Blanket Mine treasury	3,202	-	-	-	3,202
Profit before tax	21,977	1,878	795	(5,848)	18,802
Tax expense	(6,795)	(922)	-	-	(7,717)
Profit for the year	15,182	956	795	(5,848)	11,085

56

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

32	Operating Segments (continued)

2016	Zimbabwe	South Africa	Intergroup elimination adjustment	Corporate and other reconciling amounts	Total
Geographic segment assets:
Current	19,501	1,616	(375)	5,050	25,792
Non-current (excluding intercompany)	65,824	388	(1,335)	40	64,917
Additions to property, plant and equipment	19,000	36	123	-	19,159
Intercompany balances	-	7,080	(49,951)	42,871	-

Geographic segment liabilities
Current	(8,801)	(718)	-	(313)	(9,832)
Non-current (excluding intercompany)	(21,043)	(517)	-	-	(21,560)
Intercompany balances	(2,184)	(32,867)	49,951	(14,900)	-

Major customer

Revenues from Fidelity Printers in Zimbabwe amounted to approximately $69,762 (2016: $61,992).

33        Non-controlling interests

Blanket Mine (1983) (Private) Limited NCI % - 16.2%

	2017	2016

Current assets	15,559	13,151
Non-current assets	82,798	65,823
Current liabilities	(16,232)	(8,698)
Non-current liabilities	(23,041)	(20,185)
Net assets	59,084	50,091

Carrying amount of NCI	5,944	3,708

Revenue	69,762	61,992
Profit	15,506	15,800
Total comprehensive income	15,506	15,800

Profit allocated to NCI	2,512	2,559
Dividend paid to NCI	(406)	(355)

57

Caledonia Mining Corporation Plc

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017 and December 31, 2016

(in thousands of United States dollars, unless indicated otherwise)

34	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2017 was $583 (2016: $567).

58

Caledonia Mining Corporation Plc

Additional information

DIRECTORS AND OFFICERS at March 21, 2018

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board	S. R. Curtis (5) (6) (7) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (5) (7)	M. Learmonth (5) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6) (7)	M. Mason (5) (7)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	VP Corporate Development and Investor Relations London, England

M. Learmonth (5) (7)	A. Chester (5)
Chief Financial Officer Jersey, Channel Islands	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

John McGloin (1) (3) (4) (6) (7)	Board Committees
Non-executive Director	(1) Audit Committee
Bishops Stortford, United Kingdom	(2) Compensation Committee
(3) Corporate Governance Committee
(4) Nomination Committee
(5) Disclosure Committee
(6) Technical Committee (7) Strategic Planning Committee

59

Caledonia Mining Corporation Plc

Additional information

CORPORATE DIRECTORY as at March 21, 2018

CORPORATE OFFICES	SOLICITORS
Jersey – Head and Registered Office	Walkers
Caledonia Mining Corporation Plc	Jersey, Channel Islands
3rd Floor	PO Box 72, Walkers House
Weighbridge House	28-34 Hill street, St Helier, Jersey, Channel Islands
St Helier
Jersey JE2 3NF

South Africa	Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited	Suite 4100, Scotia Plaza
P.O. Box 4628	40 King Street West
Weltevreden park	Toronto, Ontario M5H 3Y4 Canada
South Africa
Tel: +27(11) 447-2499 Fax: +27(11) 447-2554	Memery Crystal LLP (United Kingdom)
44 Southampton Buildings
Zimbabwe	London WC2A 1AP
Caledonia Holdings Zimbabwe (Private) Limited	United Kingdom
P.O. Box CY1277
Causeway, Harare	AUDITORS
Zimbabwe	KPMG Inc.
85 Empire Road
Capitalization (March 21, 2017)	Parktown 2193
Authorised: 10,603,153	South Africa
Shares, Warrants and Options Issued:	Tel: +27 83 445 1400, Fax: + 27 11 647 6018
Shares: 10,603,153
Options: 38,000	REGISTRAR & TRANSFER AGENT
Computershare
SHARE TRADING SYMBOLS	100 University Ave, 8th Floor,
NYSE American - Symbol "CMCL"	Toronto, Ontario, M5J 2Y1
AIM - Symbol “CMCL”	Tel:+1 416 263 9483
Toronto Stock Exchange - Symbol “CAL”
BANKERS
Barclays
Level 11
1 Churchill place, Canary Wharf, London, E14 5HP

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